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Exhibit 21.1

Subsidiaries of the Registrant

Name	State or Jurisdiction of Organization
Accuray International SARL	Switzerland
Accuray Europe SARL	France
Accuray UK, Ltd.	United Kingdom
Accuray Asia Ltd.	Hong Kong

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Subsidiaries of the Registrant